                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

For the fiscal year ended December 31, 2000

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the transition period from ___________________  to  ___________________

Commission file number:   Form S-8 Reg. No. 333-17473

A.  Full title of the plan and the address of the plan, if different from that of the issuer Named below:

              Illinois Tool Works Inc.
              Savings and Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Illinois Tool Works Inc.
              3600 West Lake Avenue
              Glenview, Illinois  60025

                            Illinois Tool Works Inc.
                           Savings and Investment Plan

                        Financial Statements and Schedule
                        As of December 31, 2000 and 1999
                         Together With Auditors' Report

                    Employer Identification Number 36-1258310
                                 Plan Number 003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the Illinois Tool Works Inc.  Savings and Investment  Plan as of December 31,
2000 and 1999, and the related  statement of changes in net assets available for benefits for the year ended December 31, 2000.  These  financial  statements and schedule referred to below are the responsibility of the Plan's management.  Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with  accounting  principles generally accepted in the United States.

Our audits  were  performed  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of assets held for  investment  purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. The  supplemental  schedule is the  responsibility  of the
Plan's management.  The supplemental schedule has been subjected to the auditing procedures  applied in the audit of the basic  financial  statements and, in our opinion,  is fairly  stated in all  material  respects  in relation to the basic financial statement taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 30, 2001

                            ILLINOIS TOOL WORKS INC.

                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2000 and 1999

           Employer Identification Number 36-1258310, Plan Number 003

                                                   2000              1999
                                           ------------       -----------
ASSETS:
    Receivables-
      Company contributions               $      80,731    $       66,124
      Participant contributions                 311,041           184,940
      Loan payments                             128,141            93,569
      Investment income                         116,217           353,413
      Transfers from other plans (Note 10)  804,049,676           268,917
                     Total receivables      804,685,806           966,963

     Investments                          1,127,772,259     1,232,504,422
                                          -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS        $1,932,458,065    $1,233,471,385
                                         ==============    ==============

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                            ILLINOIS TOOL WORKS INC.

                           SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2000

           Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
    Contributions-
            Company                                         $13,756,251
            Participant                                      41,675,621
            Rollover                                          4,779,965
                                                          -------------
                     Total contributions                     60,211,837

    Net investment Income-
           Interest                                           2,412,767
           Dividends                                          1,895,103
           Net depreciation in fair value of investments   (135,103,451)
           Other                                              7,428,541
                                                          -------------
                     Net investment income                 (123,367,040)
                                                          --------------

    Benefits paid to participants                           (89,588,329)
                                                          --------------

    Transfers from other plans (Note 10)                    851,730,212
                                                          -------------
                    Net increase                            698,986,680
                                                          -------------

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                     1,233,471,385
                                                         --------------
    End of year                                          $1,932,458,065
                                                         ==============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            ILLINOIS TOOL WORKS INC.

                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

           Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The  following  describes  the major  provisions of the Illinois Tool Works Inc.
Savings and Investment Plan (the "Plan").  Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined  contribution  plan in which  employees  of  participating business  units of Illinois  Tool Works Inc. and its wholly  owned  subsidiaries
(the  "Company") are eligible to participate in the Plan in the month  following their date of hire.  Established  on  November  16,  1967,  and as  subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 ("ERISA").

Putnam Fiduciary Trust Company (the "Trustee")  serves as trustee,  recordkeeper and investment  manager of the Plan.  Fidelity  Investments serves as investment manager for amounts invested in the Magellan Fund.

Participant and Company Contributions

Participants may contribute  amounts from a minimum of 1% to a maximum of 15% of eligible compensation to their pre-tax and after-tax accounts.  Separately,  the maximum pre-tax account contribution is 15% of eligible compensation,  while the maximum  after-tax  account  contribution  is  10%.  The  combined  pre-tax  and after-tax contributions cannot exceed 15% of eligible compensation. Participants may change their contribution percentages with each payroll.

Participants may begin  contributions to their pre-tax and after-tax accounts in the month following their date of hire. Company  contributions,  however, do not start  until  participants  have  completed  one  year  of  service.  After  the completion of one year of service,  the Company contributes to the participants'
accounts based on the participants' contributions as follows:

                  Percentage of
            Participants' Compensation
            --------------------------
        Participants'             Company
        Contribution            Contribution
        ------------            ------------
             1%                      1.0%
             2                       1.5
             3                       2.0
             4                       2.5
            5-15                     3.0

Participants  may elect to allocate any  contribution  in multiples of 1% to the investment funds.

Investment Funds

There are twenty-nine  investment  options in which  participants  may choose to
invest.   Investment   income  in  each  fund  is  allocated   daily  among  the
participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund.  These two funds allocate  income to participant  account balances monthly.

For  each  of  the  funds  valued  daily,  investment  income  is  allocated  to participant  accounts  based on the previous day's closing share value times the number of shares in their  account.  For the monthly  valued funds,  a month-end share value is determined by the Trustee from the  investments  and allocated to participant accounts based on the number of shares in their account.

Participants  may change their  investment  elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

Vesting

Participants'  interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement  or death are granted full vesting in their  Company  contribution accounts.

Participant Loans

Participants  may  borrow  up to 50% of  their  vested  account  balance,  up to
$50,000,  with a minimum loan amount of $1,000 from the vested  portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years.
Amounts  borrowed do not share in the earnings of the  investment  funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon  termination of employment,  participants may receive a lump-sum payment of their  account  balances,  subject to the vesting  provisions  described  above.
Additional  optional  payment  forms  are  available  at  the  election  of  the participant.

Forfeitures

Forfeitures,  representing the unvested portion of the Company's  contributions, amounting to $31,047 and $39,991 as of December 31, 2000 and 1999, respectively, will be used to reduce future Company contributions pursuant to the terms of the
Plan.  Also,  in 2000,  Company  contributions  were  reduced by  $130,014  from forfeited nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The  financial  statements  of the Plan were  prepared on the  accrual  basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States  requires  management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure of contingent  assets and  liabilities.  Actual  results could differ from those estimates.

Investment Valuation and Income Recognition

Investments  (other than those of the Stable  Asset  Fund) are  reported at fair values based on quoted market prices of the underlying  securities in which each
fund   invests.   Investments   of  the  Stable  Asset  Fund  consist  of  fully
benefit-responsive  investment  contracts  and are  reported at contract  value, which approximates fair market value.

Purchases and sales of securities  are recorded on a trade date basis.  Interest income is  recorded  on an accrual  basis.  Dividend  income is  recorded on the ex-dividend date.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,  rather than the original cost at the time of purchase.

3. INVESTMENTS

The  following  presents  investments  that  represent  5 percent or more of the
Plan's net assets at December 31:

                                                           2000               1999
                                                   ------------       ------------

 Putnam Asset Allocation Fund Balanced Portfolio   $142,988,323       $158,745,254
    Putnam Asset Allocation Fund Growth Portfolio             -         78,922,685
    Fidelity Investments Magellan Fund              223,551,776        256,161,898
    Illinois Tool Works Inc. Common Stock Fund      149,653,083        167,569,883
    Putnam New Opportunities Fund                   182,838,486        238,870,848

During 2000, the Plan's  investments  (including gains and losses on investments bought  and  sold,  as well as held  during  the year)  depreciated  in value as follows:

ITW common stock                            $ (19,944,727)
Common/collective trusts                       (2,664,354)
Mutual funds                                 (112,494,370)
                                            --------------
     Total                                  $(135,103,451)
                                            ==============

4. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has  benefit-responsive  investment  contracts.  The accounts for these contracts are credited with earnings on the underlying  investments  and charged for  participant  withdrawals  and  administrative  expenses.  The contracts are
included  in  the  financial  statements  at  contract  value.   Contract  value
represents   contributions  made  under  the  contract,   plus  earnings,   less
participant withdrawals and administrative expenses.

There are no reserves  against  contract  value for credit risk of the  contract issuer or  otherwise.  The  average  yield and  crediting  interest  rates  were approximately 6 percent for 2000.

5. ADMINISTRATION

All funds are  deposited  with and held for  safekeeping  by the Trustee under a trust  agreement with the Company.  The trust  agreement  provides,  among other things,  that the  Trustee  shall keep  accounts of all trust  transactions  and report  them  periodically  to the  Company.  Investment  decisions,  within the guidelines  of the  investment  funds,  are made by the Trustee  and  investment managers. The Trustee may use an independent agent to effect purchases and sales of common  stock of the Company for the  Illinois  Tool Works Inc.  Common Stock
Fund. Other  administrative  services,  such as participant  recordkeeping,  are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.

6. ADMINISTRATIVE EXPENSES

Investment  management fees, trustee fees, agent fees and brokerage  commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

7. RELATED PARTY TRANSACTIONS

The Trustee is a  party-in-interest  according  to Section  3(14) of ERISA.  The
Trustee serves as Plan fiduciary,  investment manager and custodian to the Plan.
As defined by ERISA, any person or organization which provides these services to the Plan is a  related  party-in-interest.  In  2000,  there  were no fees  paid directly to the Trustee.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The
Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8. PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan  subject  to the  provisions  of ERISA.  In the event of Plan  termination, participants will become 100% vested in their accounts.

9. TAX STATUS

The Plan obtained its latest  determination letter on January 11, 1996, in which the Internal  Revenue Service stated that the Plan, as adopted,  was designed in accordance with the applicable  requirements  of the Internal  Revenue Code. The
Plan  administrator  believes  that  the Plan is  currently  being  operated  in compliance  with the  applicable  requirements  of the  Internal  Revenue  Code.
Therefore,  the Plan administrator  believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

10.   TRANSFERS FROM OTHER PLANS

Effective December 31, 1999, the California  Industrial  Products 401(k) Savings
Plan was merged into the Plan.  Substantially all of the assets were transferred on February 1, 2000. The assets transferred to the Plan totaled $14,147,575.

Effective  March 31, 2000,  TACC  International  Corp.  Profit  Sharing Plan was
merged into the Plan.  Substantially all of the assets were transferred on April
4, 2000. The assets transferred to the Plan totaled $2,275,502.

Effective  March 31, 2000, the Scharr  Industries  401(k) Savings and Retirement
Plan was merged into the Plan.  Substantially all of the assets were transferred on April 13, 2000. The assets transferred to the Plan totaled $1,845,823.

Effective May 1, 2000,  the Reddi-Pac  Inc.  Profit Sharing Plan was merged into the Plan.  Substantially  all of the assets were transferred on May 2, 2000. The assets transferred to the Plan totaled $641,823.

Effective  June 30,  2000 the  Duo-Fast  Retirement  Plan for the  Employees  of
Duo-Fast  was  merged  into  the  Plan.  Substantially  all of the  assets  were transferred  on July  6,  2000.  The  assets  transferred  to the  Plan  totaled
$18,885,969.

Effective June 30, 2000, the ITW Chemical  Products  401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on July 11, 2000. The assets transferred to the Plan totaled $9,480,392.

Effective  September 30, 2000, the Electrostatic  Technology Inc. Profit Sharing
Plan was merged into the Plan.  Substantially all of the assets were transferred on October 2, 2000. The assets transferred to the Plan totaled $313,105.

Effective October 31, 2000, the Tempil Profit Sharing and 401(k) Plan was merged into the Plan.  Substantially  all of the assets were transferred on November 1,
2000. The assets transferred to the Plan totaled $314,538.

Effective November 30, 2000,  Welding Nozzle  International Inc. 401(k) Plan was
merged  into the Plan.  Substantially  all of the  assets  were  transferred  on
December 6, 2000. The assets transferred to the Plan totaled $44,726.

Effective January 2, 2001 the Premark International Inc. Retirement Savings Plan
was merged into the Plan.  Substantially  all of the assets were  transferred on
January 3, 2001. The assets  transferred to the Plan totaled  $803,832,835.  The transfer  was  accounted  for as of December  31, 2000 for  financial  reporting purposes.

Transfers  from  other  plans  includes  a  receivable,  totaling  $216,841  and
$268,917,  from The Principal  for  participants  in the Miller Group,  Ltd. and subsidiaries  Profit  Sharing Plan  ("Miller") as of December 31, 2000 and 1999,
respectively.  Miller was merged into the Plan in 1993, however, the Company was not made aware of these  residual  amounts until 1999.  The Company  anticipates that these assets will transfer to the Plan in 2001.

11. SUBSEQUENT EVENTS

The following plans were merged into the Plan in 2001:

Plan Name                                    Effective Date
---------------------------------------      --------------
AMI, Inc. 401(k) Plan                        January 31, 2001
FoxJet, Inc. 401(k) Savings Plan             April 2, 2001
Imaging Technologies, Inc. Savings Plan      April 2, 2001

The  assets   transferred   to  the  Plan  totaled   approximately   $1,800,000.
Substantially  all of the assets were  transferred  in February,  April and May,
2001.

Effective  January  2,  2001,  the  funding  vehicle  for  the ITW  Savings  and
Investment Plan and for the ITW Bargaining  Savings and Investment Plan shall be the Illinois  Tool Works Inc.  Savings and  Investment  Trust under which Putnam
Fiduciary Trust acts as trustee.

Effective  January 1, 2001, the Illinois Tool Works Inc.  Savings and Investment
Plan shall be known as the ITW Savings and Investment Plan.

Effective January 1, 2001, the maximum pre-tax account  contribution is increase
to  16%  of  eligible   compensation,   while  the  maximum   after-tax  account
contribution   remains  at  10%.   The  combined   pre-tax  and  after   pre-tax
contributions cannot exceed 16% of eligible compensation.

Effective  January  1,  2001,  the  company  contribution  to the  participants'
accounts has increased as follows:

               Percentage of
         Participants' Compensation
         --------------------------
     Participants'             Company
     Contribution           Contribution
     ------------           ------------
          1%                      1.0%
          2                       1.5
          3                       2.0
          4                       2.5
          5                       3.0
         6-16                     3.5

Effective January 1, 2001, participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day.

Effective  January 1, 2001,  investment funds options increased from twenty-nine funds to thirty funds.

                                                                       Schedule
                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 2000
           Employer Identification Number 36-1258310, Plan Number 003

                                                                         Market
                                                                         Value
                                                                         -----
IDENTITY OF ISSUER/DESCRIPTION OF INVESTMENTS:

INVESTED CASH:
   Stable Asset Fund-
      *The Boston Company, Mellon Bank                              $  9,598,237

LONG-TERM FIXED INCOME CONTRACTS:
   Stable Asset Fund-
      AIG Life Ins. Co.-
         6.90% contract, due 3/15/02                                   2,574,358
         5.32% contract, due 8/15/02                                   1,347,162
      Bayerische Landesbank, 7.57% contract, due 2/15/05               4,270,948
      Canada Life Assurance Co., 7.16% contract, due 12/30/04          5,001,807
      Deutsche Bank-
         5.87% contract, due 9/15/02
            Pacific Life/MBS (FHR 2080 PC)                             1,997,188
            Wrapper                                                       11,575
         6.73% contract, due 12/25/03
            Pacific Life/MBS (PPL 1999-1 A4)                           4,068,720
            Wrapper                                                     (64,144)
         5.96% contract, due 05/15/04
            Pacific Life/MBS (AMXCA 1999-2 A)                          2,509,375
            Wrapper                                                      (2,793)
      GE Life and Annuity Assurance-
         6.88% contract, due 6/17/02                                   4,224,246
         6.32% contract, due 9/16/02                                   5,170,750
      Hartford Life Ins.-
         6.81% contract, due 09/30/04                                  5,532,815
      Jackson National Life Ins. Co.-
         6.00% contract, due 2/01/02                                   2,142,027
      John Hancock Mutual Life Ins.-
         6.30% contract, due 12/31/01                                  4,002,009
      Metropolitan Life Ins. Co., 5.68% contract, due 8/15/03          4,595,677
      Monumental Life Insurance Co.-
         6.37% contract, due 4/1/02                                    2,015,346
         7.43% contract, due 11/15/04
            Monumental Life/ABS (MBNAM 199-MA)                         3,064,680
            Wrapper                                                    (127,423)

                                                                        Schedule
                                                                       Continued

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 2000
           Employer Identification Number 36-1258310, Plan Number 003

                                                                        Market
                                                                         Value
                                                                         -----
New York Life Ins. Co.-
6.69% contract, due 6/30/01                                         $  4,178,184
6.91% contract, due 10/01/01                                           2,035,219
Pacific Life Insurance Co.-
6.00% contract, due 12/16/02                                           4,010,652
6.24% contract, due 07/15/06
    Pacific Life/MBS (FHR 2138 JE)                                     4,967,188
   Wrapper                                                                13,846
Principal Insurance Co.-
7.00% contract, due 9/15/01                                            3,224,466
5.72% contract, due 11/17/03                                           3,625,853
Protective Life Ins., Co. 7.80% contract, due 11/17/03                 6,058,744
Rabobank Nederland-
5.88% contract, due 2/15/01
    Security FORD CREDIT AUTO LOAN 96-1 A                              1,498,440
   Wrapper                                                                31,126
5.62% contract, due 5/15/02
   Rabobank Nederland/ABS (DCMT 1999-4 A)                              1,492,500
   Wrapper                                                                18,223
5.91% contract, due 5/15/03
   Rabobank Nederland/ABS (AMXMT 1998-1 A)                             2,000,620
   Wrapper                                                                 6,338
5.86% contract, due 1/15/04
   Rabobank Nederland/MBS (FHR 2111 UC)                                2,001,860
   Wrapper                                                                10,372
5.60% contract, due 9/15/04
   Rabobank Nederland/MBS (FHR 2113 TB)                                2,980,662
   Wrapper                                                                36,476
6.91% contract, due 10/17/05
   Rabobank Nederland/MBS (CCCIT 2000-A1 A1)                           4,129,720
   Wrapper                                                              (62,007)
6.99% contract, due 4/6/06
   Security STANDARD CRED CARD TR 94-2 A 7 1                           4,205,000
   Wrapper                                                              (92,412)

                                                                        Schedule
                                                                       Continued

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 2000
           Employer Identification Number 36-1258310, Plan Number 003

                                                                        Market
                                                                        Value
                                                                        -----
Security Life of Denver, 6.50% contract, due 11/15/02              $   3,072,615
Transamerica Life Ins. and Annuity-
6.27% contract, due 5/6/01
   Transamerica Life and Annuity/ABS (PRAT 97-2 A5)                    2,195,294
   Wrapper                                                                 8,423
5.88% contract, due 2/07/03
   Transamerica Life and Annuity/ABS (CCIMT 1998-3 A)                    997,500
   Wrapper                                                                25,025
6.81% contract, due 9/15/04
   Transamerica Life and Annuity/ABS (CHAMT 1999-3 A)                  2,566,400
   Wrapper                                                              (63,431)
United of Omaha-
6.96% contract, due 10/15/01                                           3,009,725
7.07% contract, due 5/20/02                                            1,006,005

                                                                         Market
                                                                         Value
                                                                         -----
MUTUAL FUNDS:
*Putnam Money Market Fund                                          $  52,770,811
*Putnam Asset Allocation Fund-
Growth Portfolio                                                      68,396,122
Balanced Portfolio                                                   142,988,323
Conservative Portfolio                                                11,665,190
 Fidelity Investments Magellan Fund                                  223,551,776
*Putnam New Opportunities Fund                                       182,838,486
*Putnam International Growth Fund                                      8,222,943
*Putnam US Government Income Fund                                      3,989,678
*Putnam American Government Income Fund                                1,795,329
*Putnam Diversified Income Fund                                        1,220,702
*Putnam High Yield Advantage Fund                                      1,216,021
*George Putnam of Boston Fund                                          4,012,394
*Putnam New Value Fund                                                 3,059,962
*Putnam Investors Fund                                                12,773,211
*Putnam Voyager Fund                                                  13,212,007

                                                                        Schedule
                                                                       Continued

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 2000
           Employer Identification Number 36-1258310, Plan Number 003

                                                Number of              Market
                                                 Shares                Value
                                                 ------                -----
   *Putnam Vista Fund                            626,664             8,378,505
   *Putnam Capital Appreciation Fund             296,731             5,916,822
   *Putnam OTC and Emerging Growth Fund          556,104             7,879,998
   *Putnam Global Government Fund                  4,695                52,637
   *Putnam Global Growth Fund                    314,649             3,517,782
   *Putnam Europe Growth Fund                    141,148             3,222,412
   *Putnam Asia Pacific Growth Fund              131,058             1,410,191
   *Putnam International New Opportunities Fund  305,477             3,894,843
   *Putnam Emerging Markets Fund                  57,201               452,464
     Lord Abbett Affiliated Fund               1,225,155            19,332,952
     Vanguard Total Bond Fund                  1,384,234            13,786,974

COMMON/COLLECTIVE TRUSTS
   *S and P 500 Index Fund                            0                      5
   *ITW S and P Index Fund                      843,732             26,729,443

COMMON STOCK:
   *Illinois Tool Works Inc. Common Stock Fund 2,512,538           149,653,083

**PARTICIPANT LOANS                                                 30,710,007
                                                                --------------

                                                                $1,127,772,259
                                                                ==============

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 6th day of June, 2001.

                                ILLINOIS TOOL WORKS INC.
                                SAVINGS AND INVESTMENT PLAN

                              By: /s/ John Karpan
                                  ----------------------------------------
                                   John Karpan,
                                   Member of Employee Benefits Committee and
                                   Senior Vice President, Human Resources

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report,  included  or  incorporated  by  reference  in this Form 11-K,  into the
Illinois Tool Works Inc.'s previously filed registration  statements on Form S-8
(File Nos. 333-22035,  333-37068 and 333-75767), Form S-4, (File Nos. 333-02761,
333-88801 and 333-25471)  and Form S-3 (File Nos.  33-5780 and  333-70691).

Chicago, Illinois
June 6, 2001